Mark C. Jaksich
Executive Vice President and Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215

April 27, 2018

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4628
Washington, DC  20549

Re:	Valmont Industries, Inc. Form 10-K for the Fiscal Year Ended December 30, 2017 Filed February 28, 2018 File No. 001-31429

Dear Ms. Blye:

This letter contains Valmont Industries, Inc.'s responses to the comment letter dated April 16, 2018 received from the Office of Global Security Risk of the Securities and Exchange Commission.  Your comments have been stated below in their entirety.  The Company's responses follow each comment.

General

1.  The website of your Valley Irrigation brand provides contact information for Valley Irrigation dealers in Sudan. In a letter to the staff dated June 26, 2015, you discussed your export license concerning Sudan and contact with the Sudanese government. Additionally, on page 12 and elsewhere in the 10-K you refer to operations in geographic markets including the Middle East, a region that includes Syria.
As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Valmont Response:
Compliance Background

Prior Licenses

Sudan and Syria fall within Valmont's EMEA (Europe Middle East Africa) region.  Foreign (i.e. non-U.S.) subsidiaries of Valmont are responsible for sales and marketing of Valmont products in the EMEA region.  In some cases, agricultural irrigation equipment sold by foreign subsidiaries of Valmont have U.S. origin content and/or are the subject of an intra-company sale between a U.S. subsidiary and a foreign subsidiary of Valmont and thus have shipped from the United States to Sudan, either directly to Sudan or indirectly through foreign Valmont subsidiaries.  All such agricultural irrigation equipment is classified as EAR99 under the Commerce Department's Export Administration Regulations ("EAR").  Under the EAR, all such shipments were authorized as NLR (No License Required).  In such cases, the U.S. subsidiary applied for and received all required licenses from the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") to ship such agricultural irrigation equipment.
Valmont obtained from OFAC two licenses during the period from January 1, 2014 through January 17, 2017.  OFAC issued these licenses (known as specific licenses) pursuant to U.S. policy for case by case authorization of exports and reexports of agriculture, agricultural equipment, medicine, and medical equipment that permitted Valmont to engage in all transactions necessary to export/reexport certain agricultural irrigation goods and services to customers in Sudan that were pre-approved by OFAC.  The goods and services eligible for export/reexport under these licenses included only agricultural irrigation systems, ancillary equipment necessary for use with those systems (including generators, power cables and storage tanks for chemicals and/or fertilizers) and installation and related services.  VAL United, a private local firm in Sudan (neither owned nor controlled by Valmont), was also named on these two OFAC specific licenses, and it performed equipment installation, maintenance and other services permitted under the licenses.
General License; No License Subsequently Required
On January 17, 2017, OFAC issued a general license authorizing transactions involving Sudan, subject to certain terms and conditions.  Thereafter, Valmont shipped agricultural irrigation equipment to Sudan under that general license until October 12, 2017 when OFAC lifted sanctions on Sudan that had been maintained under OFAC's Sudanese Sanctions Regulations, 31 CFR Part 538.  The lifting of sanctions means that the general license discussed above is no longer needed and no longer operable.  OFAC issued FAQs on its October 12, 2017 lifting of sanctions.  (https://www.treasury.gov/resource-center/faqs/Sanctions/Pages/faq_other.aspx#revocation)  OFAC's FAQ 530 states as follows:
530. How will the revocation of certain sanctions with respect to Sudan and the Government of Sudan affect OFAC's Sudan-related general license at section 538.540 of the SSR that took effect on January 17, 2017?
The OFAC general license that took effect on January 17, 2017, which authorized all transactions prohibited under the SSR, will not be operable as of October 12, 2017.  This general license will no longer be needed to authorize U.S. persons to engage in transactions that were previously prohibited under the SSR.  As a result of the revocation of sanctions, U.S. persons may engage in these transactions without a general or specific OFAC license, effective October 12, 2017. [10-06-2017]
Valmont Compliance Program
Transactions involving U.S. origin goods or goods subject to an intra-company sale and shipped from a U.S. location but sold by Valmont's foreign subsidiaries have been limited to Sudan and have been authorized by OFAC and the Commerce Department's EAR, as discussed above.  Further, Valmont has an export system and a compliance program which includes appropriate training designed to ensure that all business activity relating to, among others, Sudan and Syria is conducted in conformity with all applicable laws. The program includes policies and procedures to ensure that no U.S. personnel are involved in activity in which their involvement would be prohibited.
No Assets or Liabilities in Syria or Sudan

Valmont has no assets or liabilities associated with either Syria or Sudan. Valmont does not own or control any entity in these countries.  Valmont has had no direct sales to any entity in Syria and, to the best of our knowledge, no indirect sales through distribution.
Valmont's website does not, and has not in the past, referenced a Syrian irrigation dealer.  A search for "Find a Valley Dealer" on the website for Syria references Valmont Middle East FZE, a subsidiary in the United Arab Emirates.  A search for "Find a Valley Dealer" for Sudan discloses VAL United.  VAL United continues to perform equipment installation, maintenance and other services permitted under U.S. export control laws.

No Contacts Syria; Limited Contacts Sudan
Valmont has not had any contact with the Syrian government.  Valmont has had limited contact with the Sudanese government.  Valmont has had minor sales in Sudan over the past three fiscal years and the subsequent interim period, as described below, and, as a consequence, its contacts in Sudan are both quantitatively and qualitatively immaterial.  All such contacts have been conducted in compliance with applicable law.
Revenues
Valmont has had no sales to Syria during the last three fiscal years or interim period.  Our total consolidated net sales for the fiscal years ended December 26, 2015, December 31, 2016, December 30, 2017 and for the fiscal three months ended March 31, 2018 were approximately US$2,619 million, US$2,522 million, US$2,746 million, and US$699 million respectively. Our total consolidated net sales attributable to Sudan in each corresponding period were approximately US$3.9 million, US$12.2 million, US$39.7 million and US$16.5 million, respectively. Valmont does not believe that its contacts with Sudan outlined above are material in quantitative or qualitative terms.
Investor Sentiment
In 2010 when OFAC started issuing specific licenses for export of U.S.-origin agricultural equipment and services to Sudan, it stated "The purpose of this new licensing policy is to benefit the Sundanese people by enhancing local food production and strengthening the agricultural sector in a chronically food insecure country."  As we stated in our letter of June 26, 2015 to the staff, Valmont irrigation equipment, when used in Sudan, enhances local food production by increasing yields for farmers in Sudan and strengthens the agricultural sector in a chronically food insecure country.  As such, Valmont does not believe its business with respect to Sudan will have any material negative impact on investor sentiment.
Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1040.
Sincerely,

/s/ Mark C. Jaksich

Mark C. Jaksich